Exhibit 99.4

SCHEDULE C

BOARD MANDATE

1.	General

The Board of Directors (the “Board”) of B2Gold Corp. (the “Company”) is responsible for the overall corporate governance of the Company and oversees and directs the management of the Company’s business and affairs. In doing so, it must act honestly, in good faith and in the best interests of the Company, consistent with applicable laws. The Board guides the Company’s strategic direction, evaluates the performance of its senior executives and reviews its financial results. In fulfilling its responsibilities, the Board is expected to take into consideration the interests of shareholders in the preservation and enhancement of the Company’s value and long term financial strength and to be able to function in a manner which allows it to make determinations independent of the views of management.

2.	Duties and Responsibilities

These guidelines govern how the Board will operate to carry out its duties of stewardship and accountability.

2.1	Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board.

The Board is responsible for:

(a)

Adopting a strategic planning process pursuant to which management develops and proposes and the Board reviews and approves significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

(b)	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

(c)

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

(d)

Determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management’s responsibility or authority.

2.2	Committees

(a)	The Board delegates authority and responsibility to deal with certain specified matters to the following four (4) standing committees:

●	Audit Committee;

●	Corporate Governance and Nominating Committee;

●	Compensation Committee; and

●	Health, Safety, Environmental and Social Committee.

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(b)

Committees analyze policies and strategies developed by management that are consistent with their terms of reference. They examine proposals and, where appropriate, make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

(c)	The committee structure may be subject to change as the Board considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

(d)

The Corporate Governance and Nominating Committee, in conjunction with the Chairman of the Board, is responsible to the Board for annually proposing the leadership and membership of each committee. In preparing its recommendations they will take into account the skills, experience and preferences of the individual directors.

(e)	Each committee operates according to a Board approved written mandate outlining its duties and responsibilities.

(f)	All Board committees operate under the following guidelines except as otherwise provided in the applicable committee’s charter:

(1)

Each committee will meet at least once each year, or more frequently as deemed necessary by the committee. The chair or any two members of a committee may call a meeting of the committee with notice in writing of not less than forty-eight (48) hours, exclusive of Saturdays, Sundays and holidays, unless notice is waived by all members of the committee.

(2)	Committee Chairs, in consultation with committee members and management, will set the frequency and length of Committee meetings.

(3)	Each committee Chair, in consultation with the appropriate members of management, develops the agenda for committee meetings. Any member of a committee may request an agenda item.

(4)	If a committee Chair is not present at any meeting of a committee, one of the other members of the committee present at the meeting shall be chosen by the committee to chair the meeting.

(5)

A committee member may participate in a committee meeting by means of such telephone, electronic or other communication facilities. A member participating in such a meeting by such means is deemed to be present at the meeting.

(6)

A committee may invite such director or, in consultation with the CEO, such employees of the Company as may be considered desirable to attend meetings and to assist in the discussion and consideration of the business of the committee.

(7)

A committee may, from time to time, require the expertise of outside resources. Each committee has the authority to engage, set the terms of and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

(8)	Quorum for the transaction of business at any committee meeting shall be a majority of the number of members of the committee or such greater number as the committee shall by resolution determine.

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(9)

At the next Board meeting following each meeting of a committee, the committee chairs report to the Board on the committees’ activities. Minutes of committee meetings are made available to all directors and copies should be filed with the Corporate Secretary.

(10)	Each committee shall annually assess the adequacy of its Mandate and recommend any changes to the Board for approval.

The Board may also from time to time form and empower other committees to carry out duties specified by resolution of the Board.

2.3	Reliance on Management

The Board is responsible for the appointment, oversight and direction of senior management (including through the development and review of position descriptions for the President and Chief Executive Officer and other members of senior management), who are responsible for the conduct of the day to day operations of the Company.

In fulfilling its responsibilities, the Board is entitled to rely on senior management to carry out the Company’s approved strategic and business plans and directions from the Board, and to provide regular detailed reports on their areas of responsibility.

2.4	Interaction with Management

All directors have open access to the Company’s senior management. It is expected that directors will exercise judgment to ensure that their contacts will not distract from the Company’s business operations.

The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

The Board is also responsible for establishing expectations of senior management and for monitoring corporate performance against these expectations and the Company’s strategic and business plans.

The Board is responsible for determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management’s responsibility or authority.

2.5	Risk Management

The Board should have a continuing understanding of the principal risks associated with the business and it is the responsibility of management to ensure the Board and its committees are kept well informed of changing risks. The Board is also responsible for reviewing the integrity of the Company’s internal controls and management information systems.

2.6	Management Performance and Succession Plans

The Compensation Committee is responsible for assessing the capabilities and performance of senior management, including, the President and Chief Executive Officer. The Board is also responsible for ensuring that adequate plans are in place for senior management succession and training. The CEO’s views as to a successor in the event of unexpected incapacity should be discussed annually with the Corporate Governance and Nominating Committee.

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2.7	CEO and Senior Management Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the form and amount of compensation for the CEO and executive officers. The CEO will not be permitted to attend the Board’s deliberations and voting relating to his or her compensation.

2.8	Communications

(1)

The Board is responsible for approving the content of the Company’s major communications to shareholders and the investing public, including the interim and annual reports, the Management Proxy Circular, the Annual Information Form, any prospectuses that may be issued and significant press releases.

(2)

The Board believes that it is the function of management, led by the CEO, to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chairman of the Board or other individual directors may, from time to time, be requested by management to assist with such communications.

(3)

It is expected that when communications from shareholders are made to individual directors, management will be informed and consulted to determine any appropriate response to be made by the Board or management, as the case may be.

2.9	Board Performance Evaluation

The Board is responsible for conducting an annual self-evaluation of its size, composition and effectiveness and the contributions of individual directors and for determining the form and amount of compensation for directors.

2.10	Board Independence

The Board must have the capacity, independently of management, to fulfill the Board’s responsibilities and must be able to make an objective assessment of management and assess the merits of management initiatives. Therefore, the Company is committed to the following practices:

(a)	The recruitment of strong, independent directors, who shall compose a majority of the Board;

(b)

The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable Canadian and U.S. securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Board committee under the standards of independence applicable to such committee.

(c)

Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances;

(d)	The Corporate Governance and Nominating Committee leads the director selection/evaluation process;

(e)	The Compensation Committee leads the CEO evaluation process;

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(f)	The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are fully independent;

(g)	Regular meetings of independent directors:

(1)	The independent directors meet as a group, without the presence of management or non-independent directors, annually and such other times as they consider appropriate.

(2)	The purpose of the meeting will be to provide an opportunity for the independent directors to raise issues that they did not wish to discuss with management present.

2.11	Board Size and Composition

(a)	Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee approved by the entire Board and elected annually by the shareholders.

(b)

A majority of directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and U.S. securities laws and regulations and the rules of each stock exchange on which the Company’s securities are listed.

(c)

The Board is committed to reviewing its size periodically and currently considers eight directors to be an appropriate number for the size of the Company and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Company.

(d)

At its meeting to approve the Information Circular for the Annual General Meeting of the shareholders of the Company, the Board shall consider and determine whether each director or director nominee is independent.

(e)	The Chairman of the Board will be selected by the Board. The Board may select the Chief Executive Officer as Chairman if that seems best for the Company at a given point in time.

2.12	Director Terms

Directors are elected or re-elected annually by shareholders. There is an informal expectation by the Board that each director will commit to serving their term at least until the next annual shareholders meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next meeting, as appropriate.

2.13	Appointment and Remuneration of Auditors

The Audit Committee shall, subject to shareholder approval, if required, be responsible for the engagement, remuneration and review of the performance of the Company’s auditors.

2.14	Code of Business Conduct and Ethical Behavior

(a)

All directors, officers and employees are bound by the Company’s Code of Business Conduct and Ethics. All who are affected by the Code review it and directors and officers acknowledge their support and understanding of the Code.

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(b)

Directors must never be in an undisclosed conflict of interest with the Company. A director who has a real, perceived or potential conflict of interest regarding any particular matter under consideration should advise the Board, refrain from debate on the matter and abstain from any vote regarding that matter.

(c)

The Corporate Governance and Nominating Committee has responsibility for monitoring compliance with the Code of Business Conduct and Ethics, authorizing any waiver granted in conjunction with the Code of Business Conduct and Ethics (provided, however, that any waiver granted with respect to a director or executive officer must be granted by the Board, and the Corporate Governance and Nominating Committee may delegate the approval of waivers with respect to non-officer employees), and overseeing the appropriate disclosure of such waivers.

2.15	Board Meetings

(a)	The Board meets a minimum of four times per year, usually every quarter.

(b)	The Chairman of the Board, in consultation with the CEO and the Corporate Secretary, develops the agenda for each Board meeting.

(b)	The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

(c)	The Board may adopt the use of consent resolutions for its convenience from time to time.

(d)

Fifty percent (50%) of the number of the directors holding office constitutes a quorum for the transaction of business at a meeting and a quorum of directors may exercise all the powers of directors at a meeting. No business shall be transacted by the directors at a meeting unless a quorum is present.

(e)

A director may participate in a Board meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(f)

Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings, except as may be specified by the Chair, if the information is publicly disclosed by the Company, or as required by applicable law. The views or opinions of individual directors or managers shall be treated with an appropriate level of respect and confidence.

(g)

Directors are expected to attend all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting) and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2.16	Special Meetings of the Board

(a)	Special meetings of the Board may be held at any time at the call of the Chairman of the Board and the CEO, or any two directors.

(b)	Notice of a special meeting of the Board shall be given to all directors. Such notice shall be sent at least twenty-four (24) hours, exclusive of Saturdays, Sundays and holidays,

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before the time fixed for the meeting. If all directors are present at such meeting, notice thereof may be waived by them. If notice of the meeting is waived, all directors must sign a waiver.

2.17	Board Minutes

The Chairman of the Board, the CEO and the directors shall be provided with the draft minutes of each meeting of the Board at the next Board meeting. The approved minutes serve as the official record of the Board meeting.

2.18	Information for Board Meetings

(a)

All materials submitted for consideration by the Board or by a committee become part of the record of the Board and shall be deposited with the Corporate Secretary for maintenance, safekeeping and access.

(b)

Materials assembled in support of Board meetings will be coordinated by the CEO and the Corporate Secretary will distribute them with the Board meeting agenda, not less than 2 business days prior to the meeting.

(c)	Materials distributed to the directors in advance of Board meetings shall be concise, yet complete and prepared in a way that focuses attention on critical issues to be considered.

(d)

Reports may be presented during Board meetings by directors, management or staff or by invited outside advisors. Presentations on specific subjects at Board meetings shall briefly summarize the materials sent to directors so as to maximize the time available for discussion on questions regarding the material.

(e)

It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

(f)

Matters that are brought to the Board for a decision, particularly those of a strategic or financial matter, will be in a format and at a level and type of information that enables the Board to make a decision. The Board and management will agree on the format and the checklist of information items required for the Board to make a decision.